Item 7
 BlackRock Advisors, LLC*
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Investment Management (Australia) Limited
 BlackRock Fund Advisors
 BlackRock Financial Management, Inc.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.